

January 18, 2012

<u>Via e-mail</u>
Dr. Shalom Hirschman
Principal Executive, Financial and Accounting Officer
Quantrx Biomedical Corporation
P.O. Box 4960
Portland, Oregon 97062

      Re: Quantrx Biomedical Corporation
              Form 10-K for the fiscal year ended December 31, 2010
              Filed April 14, 2011
              File No. 000-17119

Dear Dr. Hirschman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant